As filed with the Securities and Exchange Commission on September 18, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-7

REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

NQL Drilling Tools Inc.

(Exact name of registrant as specified in its charter)

Alberta, Canada (Province or other jurisdiction of incorporation or organization)	1382 (Primary Standard Industrial Classification Code Number (if applicable))	Not Applicable (I.R.S. Employer Identification No. (if applicable))

1507 – 4th Street
Nisku, Alberta T9E 7M9
(780) 955-8828

(Address and telephone number of registrant’s principal executive offices)

CT Corporation
1021 Main Street, Suite 1150,
Houston, Texas 77002

(Name, address, including zip code, and
telephone number, including area code,
of agent for service in the United States)

Copies to:

John D. Geddes Baker Botts L.L.P. 2900 One Shell Plaza Houston, Texas 77002-4995 (713) 229-1234	Bill Gilliland Fraser Milner Casgrain LLP 237 – 4th Avenue S.W. Calgary, Alberta T2P 4X7 (403) 268-7000

Approximate date of commencement of proposed sale to the public: As soon as practible after the effective date of this registration statement.

This Registration Statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.   ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of Securities	Amount to be	Offering Price	Aggregate Offering	Amount of
to be Registered	Registered	per Unit (1)	Price	Registration Fee (2)

Class A Common Shares	7,098,894	US $2.30	US $16,327,456.20	US $1,320.89

(1)	Based on the exchange rate of US$1.00 to Cdn.$1.3667, the noon buying rate as reported by the Federal Reserve Bank of New York on September 17, 2003 for all transfers in foreign currencies as certified for customs purposes.
(2)	Calculation of Fee is in accordance with General Instruction II.F of Form F-7.

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this Registration Statement changes, the provisions of Rule 416 shall apply to this Registration Statement.

PART I
OFFER OF RIGHTS TO SUBSCRIBE FOR CLASS A COMMON SHARES
FOR RESIDENTS OF THE STATE OF NEW HAMPSHIRE
FOR RESIDENTS OF THE STATE OF CALIFORNIA
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
Rights Offering
FORWARD-LOOKING STATEMENTS
CURRENCY
SPECIAL NOTE TO UNITED STATES RESIDENTS

BUSINESS OF THE CORPORATION
DETAILS OF THE RIGHTS AND THE COMMON SHARES
Basic Subscription Privilege
Step-Up Privilege
Additional Subscription Privilege
U.S. Shareholders Resident in Qualified States
Ineligible Shareholders
Delivery of Rights by Intermediaries
Closing
Common Shares
REGISTRATION AND DELIVERY OF CERTIFICATES EVIDENCING COMMON SHARES
SUBSCRIPTION AGENT AND TRANSFER AGENT
HOW TO EXERCISE THE RIGHTS
General
Unexercised Rights
Signatures
To Subscribe for Common Shares -- Form 1
To Subscribe for Additional Common Shares -- Form 2
To Sell or Transfer Rights -- Form 3
To Divide or Combine a Rights Certificate -- Form 4
Expiry of Rights
STAND-BY COMMITMENT
MANAGING AND SOLICITING DEALER
RELATIONSHIP BETWEEN THE CORPORATION AND THE MANAGING DEALER
INTENTION OF INSIDERS TO EXERCISE RIGHTS
OWNERSHIP OF SECURITIES OF THE CORPORATION
USE OF PROCEEDS
FINANCIAL OVERVIEW
Credit Facilities
Loan Extension Agreement
REFINANCING
Overview
Bridge Note Financing
Private Placement Transaction
Rights Offering
Back-up Transactions
Subsequent Repayments
CAPITALIZATION
DIRECTORS AND OFFICERS
RISK FACTORS
Financial Difficulties
Competition
International Business Development
Foreign Operating Risks
Foreign Exchange Risks
Industry Factors
Sources, Pricing and Availability of Raw Materials and Component Parts
Dependence on Key Personnel
Environmental Considerations
Management of Future Growth
Potential Conflicts of Interest of Certain Directors and Officers
Directors and Officers
INCOME TAX CONSEQUENCES
STATEMENT AS TO RESALE RESTRICTIONS
ADDITIONAL INFORMATION
INQUIRIES
PART II
PART III
SIGNATURES
POWERS OF ATTORNEY
Exhibit Index
Exhibit 2.1

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

NQL DRILLING TOOLS INC.

OFFER OF RIGHTS TO SUBSCRIBE FOR CLASS A COMMON SHARES
(mailed to U.S. residents only)

     This offering is made by a Canadian issuer, that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein, if any, have been prepared in accordance with foreign generally accepted accounting principles, and are subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

     Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

     The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Registrant is incorporated or organized under the laws of a foreign country, that some or all of its officers and directors may be residents of a foreign country, that some or all of the underwriters or experts named in the registration statement may be residents of a foreign country, and that all or a substantial portion of the assets of the Registrant and said persons may be located outside the United States.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS RIGHTS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

FOR RESIDENTS OF THE STATE OF NEW HAMPSHIRE

     Neither the fact that a registration statement or an application for a license has been filed under New Hampshire Revised Statutes Annotated Chapter 421-B (“RSA 421-B”) with the State of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the State of New Hampshire constitutes a finding by the Secretary of State that any document filed under RSA 421-B is true, complete, and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security, or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer, or client any representation inconsistent with the provisions of this paragraph.

FOR RESIDENTS OF THE STATE OF CALIFORNIA

     The Rights and Common Shares held by Shareholders residing in California will be subject to transfer restrictions imposed by Rules 260.141.10 and 260.141.11 promulgated under the California Corporate Securities Law of 1968, as amended. Each California Shareholder will receive a copy of these rules and each certificate representing securities transferred to a California resident will bear a restrictive legend in substantially the following form:

     “IT IS UNLAWFUL TO CONSUMMATE A SALE OR TRANSFER OF THIS SECURITY, OR ANY INTEREST THEREIN, OR TO RECEIVE ANY CONSIDERATION THEREFOR, WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMMISSIONER OF CORPORATIONS IN THE STATE OF CALIFORNIA, EXCEPT AS PERMITTED IN THE COMMISSIONER’S RULES.”

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

     The following document has been filed with the U.S. Securities and Exchange Commission as part of the Registration Statement of which this rights offering circular forms a part: (i) Material Change Report of the Corporation dated July 10, 2003.

PLEASE READ THIS MATERIAL CAREFULLY AS YOU ARE REQUIRED TO MAKE A DECISION PRIOR TO 4:00 P.M. (CALGARY TIME) ON OCTOBER 14, 2003.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The offering of these securities is made in all provinces and territories of Canada, in those states in the United States where an exemption from the applicable state securities laws is immediately available and in such other jurisdictions outside of Canada and the United States where it is not unlawful to do so. This offering is not, and under no circumstances is it to be construed as, an offering of any securities for sale in, or to any resident of, any other jurisdiction or a solicitation therein of any offer to buy any securities of NQL Drilling Tools Inc.

Rights Offering	September 5, 2003

NQL DRILLING TOOLS INC.

OFFER OF RIGHTS TO SUBSCRIBE FOR 7,098,894 CLASS A COMMON SHARES

To:     The Holders of Class A Common Shares of NQL Drilling Tools Inc.

NQL Drilling Tools Inc. (“NQL” or the “Corporation”) is issuing to holders of the outstanding Class A common shares (the “Common Shares”) of the Corporation of record at the close of business on September 17, 2003 (the “Record Date”) rights (“Rights”) evidenced by transferable rights certificates (“Rights Certificates”) to subscribe for Common Shares in the capital of the Corporation, before 4:00 p.m. (Calgary Time) on October 14, 2003 (the “Expiry Time”) on the terms set forth herein (the “Rights Offering”). Each holder of Common Shares as of the Record Date will receive one Right for each Common Share held. The holders of Rights will be entitled to acquire one Common Share for every five Rights held upon payment of the subscription price of Cdn$3.15 per share (the “Subscription Price”) (the “Basic Subscription Privilege”). Fractional Common Shares will not be issued under the Rights Offering. See “Details of the Rights and Common Shares — Step-Up Privilege”. Holders of Rights may exercise such Rights or sell such Rights on the Toronto Stock Exchange (the “TSX”). Unexercised Rights will expire at the Expiry Time. See “Details of the Rights and the Common Shares.”

The Rights and the Common Shares issuable upon exercise of the Rights are listed on the TSX. The Rights will be listed for trading on the TSX until 12:00 noon (Toronto Time) on October 14, 2003 (the “Expiry Date”), at which time they will be halted from trading.

The following information is a summary only and is qualified in its entirety by the more detailed information appearing elsewhere in this rights offering circular.

TOTAL NUMBER OF RIGHTS:	A maximum of 35,494,468 Rights.

RECORD DATE:	Close of business on September 17, 2003.

TIME AND DATE OF EXPIRY OF RIGHTS:	4:00 p.m. (Calgary Time) on October 14, 2003.

SUBSCRIPTION PRICE:	Cdn$3.15 per Common Share.

BASIC SUBSCRIPTION PRIVILEGE:	Subject to the terms hereof, each holder of record of Common Shares at the close of business on the Record Date is entitled to receive one Right for each Common Share held. Five Rights will entitle the holder to subscribe for one Common Share at the Subscription Price. See “Details of the Rights and the Common Shares — Basic Subscription Privilege”.

ADDITIONAL SUBSCRIPTION PRIVILEGE:	Each holder of a Rights Certificate who exercises all of the Rights evidenced by such certificate may subscribe for additional Common Shares, if any, available as a result of Common Shares offered hereunder that have not been subscribed and paid for at the Expiry Time. See “Details of the Rights and the Common Shares — Additional Subscription Privilege”.

MAXIMUM NUMBER OF COMMON SHARES ISSUABLE:	A maximum of 7,098,894 Common Shares will be issued upon exercise of the Rights.

MAXIMUM GROSS PROCEEDS:	$22,361,516.10

USE OF PROCEEDS:	The estimated net proceeds of the Rights Offering, assuming full exercise of the Rights and after deducting expenses of the Rights Offering estimated at $450,000, will be approximately $21,912,000. The net proceeds of the Offering will be used firstly, to repay a $4,000,000 portion of the amounts advanced by CanFund VE Investors II, L.P. (“CanFund”) under the Bridge Note (as defined in “Refinancing — Bridge Note Financing”), secondly, for working capital purposes (provided that certain minimum amounts of proceeds are raised) and thirdly, to repay amounts owing under the Corporation’s Bridge Facility (as defined in “Financial Overview — Credit Facilities”). The balance, if any, will be used to reduce the Corporation’s senior bank indebtedness. See “Use of Proceeds”.

ESTIMATED EXPENSES:	$450,000.

STANDBY COMMITMENT:	CanFund has agreed, subject to the conditions described under the heading “Stand-by Commitment”, to acquire all Common Shares issuable upon the exercise of Rights not acquired by other holders under the Basic Subscription Privilege or Additional Subscription Privilege. See “Stand-by Commitment”.

LISTING:	The Rights and the Common Shares issuable upon exercise of the Rights are listed on the TSX. The Rights will be listed for trading on the TSX until 12:00 noon (Toronto Time) on the Expiry Date, at which time they will be halted from trading.

SUBSCRIPTION AGENT:	CIBC Mellon Trust Company. See “Subscription Agent and Transfer Agent” for contact information).

- ii -

The Rights expire at the Expiry Time. A Rights Certificate evidencing the total number of Rights to which a holder of Common Shares is entitled has been sent with this rights offering circular to each holder of Common Shares of record as of the Record Date with an address of record in any of the provinces or territories of Canada, in those states in the United States where an exemption from the applicable state securities laws is immediately available, as described under the heading “Details of the Rights and the Common Shares — U.S. Shareholders Resident in Qualified States”, or in such other jurisdictions outside of Canada and the United States where it is not unlawful to do so (collectively, the “Qualifying Jurisdictions”) provided that residents of such jurisdictions provide evidence satisfactory to the Corporation that it is not unlawful for them to participate in the Rights Offering.

To subscribe for Common Shares, a completed Rights Certificate and payment in full of the Subscription Price must be received by CIBC Mellon Trust Company (the “Subscription Agent”) prior to the Expiry Time. Rights not exercised prior to the Expiry Time will be void and of no value. See “Details of the Rights and the Common Shares — Basic Subscription Privilege”.

A holder of Rights who subscribes for all of the Common Shares to which the holder is entitled to subscribe for under the Basic Subscription Privilege (as defined below) is entitled to subscribe for additional Common Shares (the “Additional Common Shares”) at a price of Cdn$3.15 per Common Share pursuant to the Additional Subscription Privilege (as defined below) described in this rights offering circular. See “Details of the Rights and the Common Shares — Additional Subscription Privilege”.

The Rights issued hereunder are only qualified for distribution in the Qualifying Jurisdictions. Accordingly, Rights Certificates will not be sent to holders of Common Shares with addresses of record in any jurisdiction other than the Qualifying Jurisdictions. Rights which these holders of Common Shares would otherwise be entitled to receive will be held by the Subscription Agent who will, prior to the Expiry Time, attempt to sell such Rights on the open market, on a best efforts basis, and the net proceeds thereof, if any, will be forwarded to such holder of Common Shares. See “Details of the Rights and the Common Shares — Ineligible Shareholders”.

The head and registered office of the Corporation is 1507 – 4th Street, Nisku, Alberta, T9E 7M9.

Peters & Co. Limited, the managing dealer, was, but no longer is, a financial advisor to Lime Rock Partners II, L.P., (“Lime Rock”) in connection with the Corporation’s refinancing plan. Lime Rock owns 6,349,300 of the issued and outstanding Common Shares of the Corporation. Consequently, the Corporation may be considered to be a connected “connected issuer” of Peters & Co. Limited within the meaning of applicable Canadian securities legislation. See “Relationship between the Corporation and the Managing Dealer”.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this rights offering circular under “Business of the Corporation” in addition to certain statements contained elsewhere in this document are “forward-looking statements” and are prospective. Such forward-looking statements are subject to risks, uncertainties and other factors, including those described under “Risk Factors”, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

CURRENCY

Unless otherwise indicated, all references herein are to Canadian dollars.

- iii -

SPECIAL NOTE TO UNITED STATES RESIDENTS

Enforcement of Civil Liabilities

The Corporation is incorporated under the laws of Canada and almost all of its directors, officers and auditors named herein are non-residents of the United States. Many of the assets of the Corporation are located in Canada. As a result, it may be difficult for investors to effect service of process within the United States upon the Corporation and its directors, officers and auditors named herein who are non-residents of the United States predicated upon civil liabilities under the federal securities laws of the United States.

- iv -

BUSINESS OF THE CORPORATION	1
DETAILS OF THE RIGHTS AND THE COMMON SHARES	2
Basic Subscription Privilege	2
Step-Up Privilege	2
Additional Subscription Privilege	2
U.S. Shareholders Resident in Qualified States	3
Ineligible Shareholders	3
Delivery of Rights by Intermediaries	4
Closing	5
Common Shares	5
REGISTRATION AND DELIVERY OF CERTIFICATES EVIDENCING COMMON SHARES	5
SUBSCRIPTION AGENT AND TRANSFER AGENT	6
HOW TO EXERCISE THE RIGHTS	6
General	6
Unexercised Rights	7
Signatures	7
To Subscribe for Common Shares — Form 1	7
To Subscribe for Additional Common Shares — Form 2	7
To Sell or Transfer Rights — Form 3	8
To Divide or Combine a Rights Certificate — Form 4	9
Expiry of Rights	9
STAND-BY COMMITMENT	9
MANAGING AND SOLICITING DEALER	10
RELATIONSHIP BETWEEN THE CORPORATION AND THE MANAGING DEALER	10
INTENTION OF INSIDERS TO EXERCISE RIGHTS	11
OWNERSHIP OF SECURITIES OF THE CORPORATION	11
USE OF PROCEEDS	11
FINANCIAL OVERVIEW	12
Credit Facilities	12
Loan Extension Agreement	13
REFINANCING	14
Overview	14
Bridge Note Financing	15
Private Placement Transaction	17
Rights Offering	17
Back-up Transactions	17
Subsequent Repayments	18
CAPITALIZATION	18
DIRECTORS AND OFFICERS	19
RISK FACTORS	21
Financial Difficulties	21
Competition	22
International Business Development	22
Foreign Operating Risks	22
Foreign Exchange Risks	23
Industry Factors	23
Sources, Pricing and Availability of Raw Materials and Component Parts	23
Dependence on Key Personnel	23
Environmental Considerations	23
Management of Future Growth	23

- v -

Potential Conflicts of Interest of Certain Directors and Officers	24
Directors and Officers	24
INCOME TAX CONSEQUENCES	24
STATEMENT AS TO RESALE RESTRICTIONS	24
ADDITIONAL INFORMATION	25
INQUIRIES	26

- vi -

BUSINESS OF THE CORPORATION

Corporate Overview

     The Corporation was incorporated under the laws of the Province of British Columbia on April 28, 1986, under the name “D.F.I. Ventures Ltd.” by registration of its Memorandum and Articles with the British Columbia Registrar of Companies. Its name was changed to “National Quick Lube Ltd.” effective January 17, 1989 and its share capital was consolidated on a one new share for two old shares basis. The Corporation’s name was changed to “NQL Drilling Tools Inc.” effective June 14, 1994, and its share capital was consolidated on a one new share for four old shares basis. On March 29, 1995, the Corporation was continued into the Province of Alberta.

     The registered and head office of the Corporation is located at 1507 – 4th Street, Nisku, Alberta, T9E 7M9.

General Business

     The Corporation is a Nisku, Alberta, based company, which provides downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

     The Corporation offers a number of downhole tools and services, including the Black Max™ drilling motor, Beaver™ whipstocks, mills and window milling services, BlackStar™ EM MWD system, drilling jars, shock subs and drilling bits as well as various other complementary products. The Corporation also has two wholly owned subsidiaries, NBJ Manufacturing Ltd. and NBJ Manufacturas Petroleras (Bolivia) S.A., which machine and manufacture products for internal use and for other third party customers, primarily in the oil and gas industry. As well, the Corporation has a wholly owned subsidiary, CanFish Services Inc., which provides fishing tools and services to the oil and gas industry. The Corporation’s wholly owned Venezuelan and Mexican subsidiaries, P&T Servicios Petroleros, C.A. and Pre Tempca Servicios de Mexico S.A. de C.V., provide tong and casing services to customers in their respective areas of operation.

     In addition to the Corporation’s head office and service centre in Nisku, the Corporation has service centres, marketing and tool stocking facilities and sales offices in the following jurisdictions: Saskatchewan, Alberta, Texas, California, Illinois, Wyoming, Louisiana, Oklahoma, Michigan, Colorado, Scotland, Venezuela, Holland, Bolivia, Argentina, the United Arab Emerates, Mexico, Singapore and Australia.

     The Rights Offering, the details of which are described below, is part of the Corporation’s comprehensive refinancing plan that has been implemented to address its financial difficulties, as described under the heading “Financial Overview”. The Corporation has completed the first two parts of its refinancing plan; a $10,000,000 bridge note financing (the “Bridge Note Financing”) and a $25,000,290 private placement of Common Shares (the “Private Placement Transaction”). See “Refinancing”. The Corporation’s refinancing plan has allowed the Corporation to continue its normal business operations and address its working capital and liquidity issues. See “Financial Overview” and “Capitalization”.

DETAILS OF THE RIGHTS AND THE COMMON SHARES

Basic Subscription Privilege

     A Rights Certificate evidencing the number of Rights to which a holder of Common Shares is entitled is being mailed with a copy of this rights offering circular to each holder of Common Shares as at the Record Date resident in a Qualifying Jurisdiction. Each holder of Common Shares as of the Record Date will receive one Right for each Common Share held and five Rights plus the Subscription Price will entitle the holder thereof to subscribe for one Common Share (the “Basic Subscription Privilege”). Fractional Common Shares will not be issued under the Rights Offering. See “Details of the Rights and Common Shares — Step-Up Privilege”. Holders of Rights may exercise such Rights or sell such Rights on the TSX. Unexercised Rights will expire at the Expiry Time. Subscriptions will not be accepted from beneficial shareholders (“Ineligible Shareholders”) who are resident in any jurisdiction other than the Qualifying Jurisdictions, subject to certain exceptions described below. See “Basic Subscription Privilege — Ineligible Shareholders”.

Step-Up Privilege

     Fractional Common Shares will not be issued upon the exercise of Rights. In lieu thereof, each registered holder of a Rights Certificate mailed upon original issue and evidencing a total number of Rights not evenly divisible by five and who otherwise exercises all Rights evidenced by the Rights Certificate, will be entitled to use the remaining Rights (less than five) to subscribe at the Subscription Price for one additional Common Share. This step-up privilege will be void and of no effect if the Rights Certificate is divided or combined or if any of the Rights evidenced by the Rights Certificate are sold, transferred or assigned by the holder to whom such Rights were originally issued. However, a bank, trust company, securities dealer or broker which holds Common Shares as of the Record Date for more than one beneficial owner may, upon providing evidence satisfactory to the Subscription Agent, exercise the Rights evidenced by its Rights Certificate or exchange its Rights Certificate on the same basis as though each of the beneficial owners were shareholders of record as of the Record Date.

Additional Subscription Privilege

     A holder of a Rights Certificate who subscribes, pursuant to the Basic Subscription Privilege, for all of the Common Shares to which a Rights Certificate entitles such holder may subscribe for additional Common Shares at the Subscription Price (the “Additional Subscription Privilege”). The Common Shares available for such purpose shall be those Common Shares offered hereunder that have not been subscribed and paid for at the Expiry Time (the “Additional Common Shares”). Where there are a sufficient number of Additional Common Shares to satisfy all additional subscriptions under the Additional Subscription Privilege, each holder who has validly subscribed for Additional Common Shares will be allotted the number of Additional Common Shares for which such holder has subscribed. If there is an insufficient number of Common Shares available to satisfy the subscriptions for Additional Common Shares, each holder who has validly subscribed for Additional Common Shares will be allocated Additional Common Shares in the manner described under “How to Exercise the Rights — To Apply for Additional Common Shares — Form 2”.

     A Right does not entitle the holder thereof to any rights whatsoever as a shareholder of the Corporation, other than the right to subscribe for and purchase Common Shares on the terms and conditions of the Rights described herein.

U.S. Shareholders Resident in Qualified States

     The Offering of Rights and Common Shares issuable on exercise thereof, to or for the account of residents of the United States is subject to various provisions of the United States securities laws, and is being made only to holders of Common Shares as of the Record Date who are residents of Alabama, Alaska, California, Connecticut, Colorado, Delaware, District of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia and Wyoming (collectively, the “Qualified States”). The Common Shares issuable to such persons upon exercise of Rights will be registered on Form F-7 under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and such Common Shares will not be subject to transfer restrictions under the U.S. Securities Act, except for restrictions applicable to “affiliates” of the Corporation, as such term is defined under the U.S. Securities Act. However, the Rights issued to such persons may be transferred by such persons only in transactions outside the United States in accordance with Regulation S under the U.S. Securities Act. This will permit the resale of the Rights by such persons through the facilities of the TSX, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no directed selling efforts, as such term is defined in Regulation S, are conducted in the United States in connection with such resale. In order to enforce this resale restriction, Rights Certificates issued to residents of the United States will bear a legend setting forth these restrictions. In order to transfer such Rights Certificates, holders thereof will be required to execute a declaration certifying that such sale is being made outside the United States in accordance with Regulation S.

Ineligible Shareholders

     The Rights issued hereunder are only qualified for distribution in the Qualifying Jurisdictions and the Rights may not be exercised by or on behalf of Ineligible Shareholders. Accordingly, Rights Certificates will not be sent to holders of record of Common Shares with addresses of record in any jurisdiction other than the Qualifying Jurisdictions. Instead, Ineligible Shareholders will be sent a letter advising them that their Rights Certificates will be issued to and held by the Subscription Agent (as defined herein), who will hold such Rights as agent for the benefit of all Ineligible Shareholders. The Subscription Agent will, prior to the Expiry Time, attempt to sell such Rights on the open market, on a best efforts basis. The Subscription Agent’s ability to sell such Rights, and the price obtained therefor, will be dependent on market conditions. The Subscription Agent shall not be subject to any liability for failure to sell any Rights of Ineligible Shareholders at a particular price, or at all. The net proceeds, if any, received by the Subscription Agent from the sale of such Rights will be divided among the Ineligible Shareholders pro rata according to the number of Common Shares held by them on the Record Date. The Subscription Agent will mail cheques thereof in an amount equal to the proceeds of such sale (net of reasonable expenses and any amount withheld in respect of Canadian taxes) to Ineligible Shareholders at their addresses appearing on the records of the Corporation on the Record Date as soon as possible after the Expiry Time, provided that the Subscription Agent will not be required to make any such payment to any Ineligible Shareholder in the event that the amount owing to such holder is less than $10.00. Such amount will be used by the Corporation to offset a portion of the remuneration of the Subscription Agent for its services.

     No charge will be made for the sale of Rights hereunder by the Subscription Agent except for a proportionate share of any brokerage commissions incurred by the Subscription Agent and the costs of or incurred by the Subscription Agent in connection with the sale of Rights. Ineligible Shareholders will not be entitled to instruct the Subscription Agent in respect to the price or the time at which the rights are to be sold. The Subscription Agent will endeavour to affect sale of Rights on the open market and any proceeds received by the Subscription Agent with respect to the sale of Rights net of brokerage fees and costs incurred and, if applicable, of Canadian tax required to be withheld, will be divided on a pro rata basis among such Ineligible Shareholders and delivered by mailing cheques (in Canadian funds) of the Subscription Agent therefor as soon as practicable to such Ineligible Shareholders as their addresses recorded on the books of the Corporation. There is a risk that the proceeds received from the sale of the Rights will not exceed the brokerage commission, if any, incurred by the Subscription Agent, and charges of the Subscription Agent in respect of the sale of such Rights. In that event, no proceeds will be credited to the Ineligible Shareholders.

     In certain instances, Rights Certificates may, in the discretion of the Corporation, be sent to a limited number of qualified holders of Common Shares resident in a jurisdiction outside of Canada or the United States where it is not unlawful to do so. As a condition to receiving any Rights Certificates, such holders may be required to provide evidence satisfactory to the Corporation that it is not unlawful for them to participate in the Rights Offering.

     A registered holder of Common Shares whose address appears on the records of the Corporation as other than in the Qualifying Jurisdictions, but who holds Rights on behalf of a holder who is eligible to participate in the Rights Offering, must notify the Subscription Agent, in writing, on or before the seventh day prior to the Expiry Time that the beneficial holder, on behalf of whom such Common Shares are held, wishes to participate in the Rights Offering. In such a case, the registered holder of Common Shares giving notification must provide evidence, satisfactory to the Subscription Agent and the Corporation, as to the eligibility of the beneficial holder. Otherwise, the Subscription Agent will sell the Rights held on such beneficial holder’s behalf as described above. Accordingly, the Subscription Agent will not commence to attempt to sell Rights of Ineligible Shareholders until after the seventh day prior to the Expiry Time.

     Holders of Rights who are Ineligible Shareholders should be aware that the acquisition and disposition of Rights may have tax consequences in the jurisdiction where they reside and in Canada which are not described herein.

     Neither the Corporation nor the Subscription Agent will accept subscriptions from any holder of Rights who is, or who the Corporation or the Subscription Agent has reason to believe is, a resident of a jurisdiction in which the issue of Common Shares pursuant to the exercise of Rights would be in violation of applicable securities laws. The Corporation will not issue Common Shares to such a holder unless such holder is able to satisfy the Corporation that the receipt by such holder of the Rights and the issuance of Common Shares pursuant to the exercise of the Rights will not be in violation of the laws of the jurisdiction of residence of such holder.

Delivery of Rights by Intermediaries

     Rights delivered to brokers, dealers or other intermediaries may not be delivered by such intermediaries to beneficial owners of Common Shares unless they are resident in Qualified Jurisdictions or are in a jurisdiction where this offering is lawful. Intermediaries receiving Rights which would otherwise be deliverable to non-residents of a Qualifying Jurisdiction should attempt to sell such Rights for the accounts of such Ineligible Shareholders and should deliver any proceeds of sale to such Ineligible Shareholders.

Closing

     The issuance of Common Shares pursuant to the exercise of the Basic Subscription Privilege, the Additional Subscription Privilege and the Stand-by Commitment (to the extent that the acquisition of Common Shares by CanFund does not exceed the Threshold Amount (as defined below)) is expected to occur on or about October 20, 2003 (the “Closing Date”). See “Stand-by Commitment”.

Common Shares

     The Corporation is authorized to issue an unlimited number of Common Shares, of which, as at the date hereof and prior to the closing of the Rights Offering, 35,494,468 Common Shares are issued and outstanding as fully paid and non-assessable. Assuming all of the Rights are exercised and no other issuances of Common Shares, the Corporation will have 42,593,362 Common Shares issued and outstanding.

     The holders of Common Shares are entitled to one vote per share held at meetings of the holders of Common Shares, to dividends if, as and when declared by the directors and, upon liquidation, dissolution or winding-up of the Corporation, to receive on a pro rata basis all the assets of the Corporation remaining after payment of all the Corporation’s liabilities, subject to the preferential rights of any class of shares ranking prior to the Common Shares.

     The average closing price for the Common Shares on the TSX for the 20 day period ending September 4, 2003, is $3.196. On September 4, 2003, the closing price of the Common Shares was $3.41.

REGISTRATION AND DELIVERY OF CERTIFICATES EVIDENCING COMMON SHARES

     Certificates evidencing Common Shares acquired through the exercise of Rights, including Common Shares obtained through the exercise of the Additional Subscription Privilege, will be dated as of the Expiry Time and will be registered in the name of the person to whom the Rights Certificate was issued or such holder’s transferee, if any, as indicated on the Rights Certificate. Certificates evidencing such Common Shares will be mailed to the address specified on the Rights Certificate as soon as practicable after the Expiry Time to such persons who have exercised their Rights.

SUBSCRIPTION AGENT AND TRANSFER AGENT

     The Subscription Agent has been appointed as the subscription agent to receive subscriptions and payments from holders of Rights and to perform the services relating to the exercise and transfer of the Rights and provide details of such arrangements. Subscriptions and payments from holders of Rights under the Rights Offering can be sent by mail or courier to the office of the Subscription Agent (the “Subscription Office”) at:

By hand or by courier:

CIBC Mellon Trust Company	CIBC Mellon Trust Company
600, 333 – 7th Avenue S.W.	199 Bay Street
Calgary, Alberta T2P 2Z1	Commerce Court West
Securities Level
Phone: (403) 232-2400	Toronto, ON M5L 1G9

Phone: (416) 643-5500

E-Mail: inquiries@CIBCMellon.com
Toll free: 1-800-387-0825

or by Mail:

CIBC Mellon Trust Company P.O. Box 1036 Adelaide Street Postal Station Toronto, Ontario M5C 2K4

     The Corporation will pay the fees and expenses of the Subscription Agent in respect of such services.

     The registrar and transfer agent for the Common Shares is CIBC Mellon Trust Company at its offices in Calgary, Alberta and in Toronto, Ontario.

HOW TO EXERCISE THE RIGHTS

General

     By completing the appropriate form on the Rights Certificate in accordance with the instructions outlined below and on the Rights Certificate, a holder may:

(a)	subscribe for Common Shares under the Basic Subscription Privilege (Form 1);

(b)	subscribe for Additional Common Shares under the Additional Subscription Privilege (Form 2);

(c)	sell or transfer Rights (Form 3); and/or

(d)	divide or combine a Rights Certificate (Form 4).

Unexercised Rights

     A holder of a Rights Certificate who completes Form 1 so as to exercise some, but not all, of the Rights evidenced by such Rights Certificate will be deemed to have elected not to exercise the balance of the Rights, and may not participate in the Additional Subscription Privilege unless the holder elects to divide the Rights Certificate by completing Form 4. See “How to Exercise the Rights — To Divide or Combine a Rights Certificate — Form 4” below.

Signatures

     When one or more of the forms on the Rights Certificate is signed by the original holder, the signature must correspond exactly with the name of the holder shown on the face of the Rights Certificate. If a form is signed by a trustee, executor, administrator or officer of a Corporation or any person acting in a fiduciary or representative capacity, the Rights Certificate must be accompanied by evidence of authority to so sign satisfactory to the Subscription Agent.

To Subscribe for Common Shares — Form 1

     Five Rights and the Subscription Price are required to subscribe for one Common Share under the Basic Subscription Privilege. The holder of a Rights Certificate may subscribe for all or any lesser number of Common Shares to which the Rights Certificate entitles such holder by completing and executing Form 1 on the face of the Rights Certificate and delivering the Rights Certificate so completed and executed together with the Subscription Price for such Common Shares to the Subscription Agent at the Subscription Office. The Subscription Price is payable in Canadian funds by certified cheque, bank draft or money order payable to the order of “CIBC Mellon Trust Company.” All payments, together with Form 1 duly completed on the Rights Certificate, must be received by the Subscription Agent at the Subscription Office before the Expiry Time. The method of delivery of a subscription is at each holder’s discretion and risk. Delivery to the Subscription Agent will only be effective when the subscription is actually received by the Subscription Agent at the Subscription Office. If mail is used for delivery of a subscription, sufficient time must be allowed to avoid late delivery, and registered mail is suggested.

     Completion of Form 1 constitutes a representation that the holder of a Rights Certificate is not an Ineligible Shareholder or the agent of any such person.

To Subscribe for Additional Common Shares — Form 2

     A holder of a Rights Certificate who subscribes, pursuant to the Basic Subscription Privilege, for all of the Common Shares to which a Rights Certificate entitles such holder may subscribe for Additional Common Shares at the Subscription Price by completing and executing Form 2 on the face of the Rights Certificate and delivering the Rights Certificate so completed and executed together with the Subscription Price for such Additional Common Shares to the Subscription Agent. If there should be an insufficient number of Common Shares available to satisfy the subscriptions for Additional Common Shares, the number of Common Shares, if any, available to a subscriber for Additional Common Shares will be equal to the lesser of:

(a)	the number of Common Shares which the subscriber has subscribed for under the Additional Subscription Privilege; and

(b)	the number (disregarding fractions) obtained by multiplying the aggregate number of Additional Common Shares that may be acquired upon exercise of the Rights issued that were not exercised under the Basic Subscription Privilege by a fraction, the numerator of which is the number of Common Shares subscribed for by such holder under the Basic Subscription Privilege and the denominator of which is the aggregate number of Common Shares acquired under the Basic Subscription Privilege by all participants that have subscribed for Additional Common Shares under the Additional Subscription Privilege.

     If any holder of Rights has subscribed for fewer Additional Common Shares than such holder’s pro rata allotment of Additional Common Shares, the excess Additional Common Shares will be allocated in the manner set out in (b) above among the holders who were allotted fewer Additional Common Shares than they subscribed for.

     To subscribe for Additional Common Shares pursuant to the Additional Subscription Privilege, a holder of Rights must complete and execute a Form 2, as well as a Form 1, on the face of the Rights Certificate and deliver the Rights Certificate so completed and executed together with the Subscription Price for such Additional Common Shares to the Subscription Agent at the Subscription Office. The Subscription Price is payable in Canadian funds by certified cheque, bank draft or money order payable to the order of “CIBC Mellon Trust Company.” All payments, together with Form 1 and 2 duly completed on the Rights Certificate, must be received by the Subscription Agent at the Subscription Office before the Expiry Time (except that amounts to be paid by CanFund pursuant to its Stand-by Commitment (as defined below) shall be paid when the Subscription Agent has specified the number of Common Shares to be acquired pursuant to the Stand-by Commitment). Subscribers for Additional Common Shares will be notified as soon as practicable after the Expiry Time of the number of Additional Common Shares, if any, allotted to them. Any excess subscription monies will be returned by mail without interest thereof as soon as practicable.

To Sell or Transfer Rights — Form 3

     The Rights will be listed on the TSX until 12:00 noon (Eastern Time) on the Expiry Time.

     Rights Certificates are in registered form. A holder of Rights may, rather than exercising such holder’s Rights to subscribe for Common Shares, sell or transfer such Rights personally or through the usual investment channels (such as stock brokers or investment dealers qualified to do business in the particular Qualifying Jurisdiction) by completing and executing Form 3 on the face of the Rights Certificate and delivering the Rights Certificate so completed and executed to a purchaser (the “Transferee”). The Transferee may exercise all of the Rights of the transferring holder without obtaining a new Rights Certificate. If a Rights Certificate is transferred in blank, the Corporation and the Subscription Agent may thereafter treat the bearer as the absolute owner of such Rights Certificate for all purposes and neither the Corporation nor the Subscription Agent shall be affected by any notice to the contrary. Payment of any service charge, commission or other fee payable in connection with the trading of Rights will be the responsibility of the holders of the Rights.

     The signature on Form 3 of any transferring Rights holder must be guaranteed by an Eligible Institution or otherwise to the satisfaction of the Subscription Agent. An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust Corporation in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of recognized stock exchanges in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States. The signature of the

Transferee on any one or more of the forms on the Rights Certificate must correspond exactly with the name of the Transferee shown on Form 3.

     Certain restrictions apply to the ability of U.S. shareholders resident in Qualified States to transfer their Rights. See “Details of the Rights and the Common Shares — U.S. Shareholders Resident in Qualified States.”

To Divide or Combine a Rights Certificate — Form 4

     A Rights Certificate may be divided or combined by completing and executing Form 4 on the face of the Rights Certificate and delivering the Rights Certificate so completed and executed to the Subscription Agent at the Subscription Office. The Subscription Agent will then issue new Rights Certificates in any denominations (totaling the same number of Rights as are evidenced by the Rights Certificate being divided or combined) as are requested by the holder, but no Rights Certificate representing fewer than five Rights will be issued. Rights Certificates must be surrendered for division or combination prior to 4:00 p.m. (Calgary Time) on October 14, 2003 to permit the new Rights Certificates to be issued to and used by the holder.

     A bank, trust company, investment dealer or broker holding Common Shares on the Record Date for more than one beneficial owner may, upon providing satisfactory evidence to the Subscription Agent of the ownership of those Common Shares, divide and transfer the Rights Certificate issued to it, by duly completing and executing Form 4 on the face of the Rights Certificate on the same basis as if the beneficial owners were registered on the Record Date.

Expiry of Rights

     The Rights will expire at the Expiry Time. Rights not exercised prior to the Expiry Time will be void and of no value.

STAND-BY COMMITMENT

     CanFund has provided a stand-by commitment (the “Stand-by Commitment”) to the Corporation whereby it has agreed, subject to the conditions described below, to acquire, pursuant to the Additional Subscription Privilege, all of the Common Shares issuable upon the exercise of Rights not otherwise exercised by the Expiry Time. CanFund will be obligated to tender its subscription funds for the exercise of the Stand-by Commitment as soon as practicable after the Subscription Agent has specified the number of Common Shares to be acquired in accordance with the Stand-by Commitment. The Common Shares issuable pursuant to the Stand-by Commitment will be issued on the Closing Date, except as set forth below.

     CanFund shall not be obligated to proceed with the Stand-by Commitment if any person publicly announces or makes an offer to acquire 20% or more of the outstanding Common Shares of the Corporation or the Corporation announces or enters into an agreement in respect of, or the board of directors of the Corporation recommends that the Corporation’s shareholders vote in favour of, a re-organization, arrangement, amalgamation or other form of business combination or a sale of material assets (each a “Business Combination”) prior to the closing of the Rights Offering.

     Certain approvals (the “Competition Approvals”) are required under the Competition Act (Canada) in respect of the acquisition of the number of Common Shares (the “Excess Shares”) pursuant to the Stand-by Commitment that would cause CanFund’s holdings to exceed 20% of the issued and outstanding Common Shares after the closing of the Rights Offering. If such approvals have not been obtained by the Closing Date then, in support of CanFund’s payment obligations under the Stand-by Commitment, CanFund will deposit the subscription funds (the “Escrowed Funds”) for the Excess Shares in trust with its counsel. The Escrowed Funds will be released to the Corporation upon receipt of the Competition Approvals and issuance of the Excess Shares, subject to any limitations imposed by the Competition Bureau. In the event that the Competition Approvals have not been received within 21 days of the Expiry Date, then the Escrowed Funds will be returned to CanFund. The return of the Escrowed Funds to CanFund will not affect CanFund’s obligations to pay the subscription funds for the Excess Shares to the Corporation upon receipt of the Competition Approvals.

     CanFund currently owns 4,287,900 or 12.1% of the issued and outstanding Common Shares and is an insider pursuant to applicable securities legislation. CanFund has no arrangements or agreements with the Corporation to have any nominees appointed as directors or officers of the Corporation. No remuneration is payable to CanFund for providing the Stand-by Commitment.

MANAGING AND SOLICITING DEALER

     Pursuant to the terms of a rights offering solicitation agreement (the “Soliciting Dealer Agreement”) dated September 5, 2003 between the Corporation and Peters & Co. Limited (the “Manager”), the Manager has agreed to act as managing dealer and to form a soliciting dealer group (the “Soliciting Dealer Group”) for the purposes of soliciting the exercise of Rights in the Qualifying Jurisdictions. The Soliciting Dealer Group includes the Manager and members of the Investment Dealers Association of Canada and any stock exchange in Canada who agree to participate in such group.

     The Corporation will pay the Manager (i) a fee calculated on a percentage basis of 1.5% of the gross proceeds received by the Corporation from the Rights Offering, subject to a maximum fee payable of $330,000 payable at the Expiry time and (ii) subject to certain conditions, all fees and expenses incurred by the Manager in relation to the Rights Offering. Subject to the provisions of the Soliciting Dealer Agreement, the Corporation has agreed to pay a solicitation fee of $0.02 per Common Share procured by a member of the Solicitor Dealer Group promptly after the Expiry Time. No solicitation fee is payable in respect of subscriptions by Lime Rock, CanFund, directors and officers of the Corporation and holders who are resident in the United States. A minimum fee of $75 and a maximum fee of $1,500 is payable in respect of Rights exercised by and/or on behalf of any single beneficial owner of Rights. No solicitation fee is payable for the exercise of Rights for less than 3,000 Common Shares by or on behalf of, or for the account of any beneficial holder.

     No commissions or other remuneration in cash, securities or other consideration will be paid by the Corporation in respect of the sale or issuance of the securities offered hereby other than as disclosed herein and the fees paid to the Subscription Agent and legal, printing and other costs directly related to this Rights Offering.

RELATIONSHIP BETWEEN THE CORPORATION AND THE MANAGING DEALER

     The Manager was, but no longer is, a financial advisor to Lime Rock in connection with the Corporation’s refinancing plan. Lime Rock owns 17.9% of the issued and outstanding Common Shares of the Corporation. Consequently, the Corporation may be considered to be a “connected issuer” of the Managing Dealer within the meaning of applicable Canadian securities legislation.

     The decision to distribute the Rights and the determination of the terms of the Rights Offering were made through negotiations between the Corporation, Lime Rock and CanFund. The Managing Dealer provided certain advisory services to Lime Rock in connection with the Corporation’s refinancing plan. See “Refinancing”. No proceeds of the Rights Offering will be paid to the Managing Dealer, other than as set forth under the heading “Managing and Soliciting Dealer”.

INTENTION OF INSIDERS TO EXERCISE RIGHTS

     To the knowledge of the directors and senior officers of the Corporation, directors, senior officers and other insiders of the Corporation will receive an aggregate of approximately 11,265,870 Rights pursuant to the Rights Offering. After reasonable inquiries about the intentions of such insiders to exercise their Rights, the Corporation estimates that 11,265,870 Rights are intended to be exercised, directly or indirectly, such that insiders will receive an aggregate of 2,253,174 Common Shares pursuant to the Rights Offering. Insiders may also acquire Common Shares pursuant to the Additional Subscription Privilege, if available. In addition, CanFund has provided the Standby Commitment. See “Standby Commitment”.

OWNERSHIP OF SECURITIES OF THE CORPORATION

     To the knowledge of the directors and senior officers of the Corporation, based on the number of issued and outstanding Common Shares as of the date of this rights offering circular and without giving effect to the Rights Offering, the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over voting securities of the Corporation carrying more than 10% of the voting rights attached to the voting securities of the Corporation are as follows:

		Percentage of
Name	Number of Common Shares	Outstanding Common Shares

Lime Rock Partners II, L.P.	6,349,300	17.9%
CanFund VE Investors II, L.P.	4,287,900	12.1%

     After exercise of all of the Rights issued pursuant to the Rights Offering (on the basis described herein), Lime Rock will hold 7,619,160 Common Shares or 17.9% of the outstanding Common Shares and CanFund will own 5,145,480 Common Shares or 12.1% of the outstanding Common Shares, assuming exercise of their Basic Subscription Privilege under the Rights Offering and assuming no other acquisition or disposition of Common Shares by CanFund or Lime Rock or issuances of Common Shares. The number of Common Shares owned by Lime Rock and CanFund on the completion of the Rights Offering may increase based on the number of Common Shares they may acquire pursuant to the Additional Subscription Privilege and, in the case of CanFund only, the number of Common Shares it acquires pursuant to the Stand-by Commitment.

     Assuming that (i) no person other than CanFund acquires Common Shares under the Rights Offering, and (ii) CanFund acquires all of the Common Shares issuable pursuant to the Rights Offering, including pursuant to the Stand-by Commitment, Lime Rock and CanFund will hold 6,349,300 and 11,385,041 Common Shares, respectively, representing 14.9% and 26.7%, respectively, of the issued and outstanding Common Shares of the Corporation.

USE OF PROCEEDS

     The proceeds of the Rights Offering of $22,361,516.10 (less reasonable fees and expenses) will be used as follows: (i) a $4,000,000 portion of the net proceeds will be used to partially repay amounts owing to CanFund under the Bridge Note, (ii) an $8,000,000 portion of the net proceeds will be retained by the Corporation and used for working capital purposes, and (iii) the balance of the proceeds will be used to repay amounts owing under the Bridge Facility being approximately $13.1 million as at the date hereof. See “Financial Overview”. The proceeds, if any, remaining after payment in full of the Bridge Facility shall be used to pay other amounts owing to the Senior Bank Lenders (as defined below).

FINANCIAL OVERVIEW

Credit Facilities

     As at June 30, 2003, the Corporation’s principal Canadian bank indebtedness consisted of the following:

1.	a revolving operating loan facility (the “Operating Facility”) with a syndicate of Canadian financial institutions (the “Senior Bank Lenders”) with a commitment amount of $30,000,000 (including an overdraft credit facility in the principal amount of $3,000,000) under which $28,751,354 plus interest was outstanding;

2.	a non-revolving term loan facility (the “Term Facility”) with the Senior Bank Lenders maturing on December 31, 2006, under which $14,000,000 plus interest was outstanding; and

3.	a non-revolving bridge loan facility (the “Bridge Facility”) with the Senior Bank Lenders under which $34,600,000 plus interest was outstanding.

     Amounts owing under these credit facilities are guaranteed by certain of the Corporation’s subsidiaries.

     By its terms, amounts owing under the Operating Facility were due on demand, and as at December 31, 2002, bore interest at prime plus 1.25% (subsequently increased to prime plus 4.25% as described below). The initial maturity date of the Operating Facility was February 15, 2003. Amounts owing under the Operating Facility are secured by accounts receivable, inventory and a first charge on all assets of the Corporation and certain of its subsidiaries.

     Under the Term Facility, the Corporation is required to make quarterly principal repayments of $1,000,000 (which were made on March 31, 2003 and June 30, 2003, as required). As at December 31, 2002, amounts owing under the Term Facility bore interest at prime plus 1.25% (subsequently increased to prime plus 4.25% as described below). Amounts owing under the Term Facility are secured by a first charge on all assets of the Corporation and certain of its subsidiaries. The terms of the Term Facility required that the Corporation maintain certain financial covenants and, as at June 30, 2003, the Corporation was in violation of certain of these covenants.

     The Bridge Facility was put in place in connection with the Corporation’s acquisition of Diamond Products International, Inc. (“DPI”) in August 2002 for an aggregate purchase price of $52,847,000. The cash component of the purchase price was $50,880,000, financed by drawing down the Bridge Facility by this amount. The initial maturity date of the Bridge Facility was February 15, 2003. Prior to December 31, 2002, the Corporation paid down the amount owing under the Bridge Facility to $34,600,000 with proceeds raised in an equity offering. As at December 31, 2002, all amounts owing under the Bridge Facility were due and payable on February 15, 2003, and bore interest at prime plus 1.25% (subsequently increased to prime plus 4.25% as described below). Amounts owing under the Bridge Facility are secured by a first charge on all of the assets of the Corporation and certain of its subsidiaries. The terms of the Bridge Facility require that the Corporation maintain certain financial covenants and, as at June 30, 2003, the Corporation was in violation of certain of these covenants.

     The Bridge Facility and the Operating Facility were initially extended to February 28, 2003. The Bridge Facility was again extended to April 9, 2003. On April 10, 2003, the Bridge Facility and the Operating Facility were extended to May 5, 2003. In connection with this latter extension, the interest rate payable on amounts outstanding under the Operating Facility, the Term Facility and the Bridge Facility was increased to prime plus 4.25%. On May 5, 2003, the maturity date of the Operating Facility and the Bridge Facility was extended to May 30, 2003. On May 30, 2003, the maturity date of the Operating Facility and the Bridge Facility was extended to June 30, 2003. In connection with this latter extension, the maturity date of the Term Facility was changed to June 30, 2003.

     The Corporation has experienced a lack of liquidity and working capital which resulted in difficulties in paying trade creditors and making certain other corporate payments required on an on-going basis. In order to address the foregoing, the Corporation negotiated and is implementing a refinancing package, which includes this Rights Offering. See “Refinancing”.

Loan Extension Agreement

     On July 31, 2003, the Corporation, certain of its subsidiaries and the Senior Bank Lenders executed an agreement (the “Loan Extension Agreement”) effective June 30, 2003, pursuant to which, on the terms and conditions set forth therein, the Senior Bank Lenders agreed that they will not exercise their rights and remedies under the security provided in respect of the Corporation’s existing credit facilities until the earlier of: (i) the occurrence of a new “event of default” under the Loan Extension Agreement arising after the date of the Loan Extension Agreement, and (ii) June 30, 2004 (provided that, if $4,000,000 principal amount of the Bridge Note Financing (as defined below) is not repaid to CanFund on or before November 25, 2003, then such extended maturity date shall be November 25, 2003).

     Subject to the terms of the Loan Extension Agreement, all amounts owing under the Corporation’s credit facilities with the Senior Bank Lenders bear interest at prime plus 4.25%. The Senior Bank Lenders are under no obligation to make any further advances under the credit facilities beyond existing limits, including under the Operating Facility (including the overdraft facility).

     Pursuant to the Loan Extension Agreement, the Corporation has agreed to repay in full the Bridge Facility by March 31, 2004 and to make all required principal and interest payments in accordance with the terms of the existing credit facilities, including, without limitation, the $1,000,000 principal amount due under the Term Facility on each of September 30, 2003, December 31, 2003 and March 31, 2004. In addition, the Corporation has agreed (i) to pay or cause to be paid directly to the Senior Bank Lenders all proceeds from sales, transfers or other dispositions of any property of the Corporation or any of its subsidiaries outside of the ordinary course of the Corporation’s business, (ii) that it will not sell, transfer, encumber or otherwise dispose of any of such property without the prior written consent of the Senior Bank Lenders, and (iii) that it and its subsidiaries will not create, assume, incur or allow to exist any indebtedness (other than in connection with the Bridge Note Financing and the Back-up Transaction (as defined below) and other than certain accounts payable and certain similar accrued liabilities) without the prior written consent of the Senior Bank Lenders.

     The Loan Extension Agreement provides for various “events of default” including:

1.	the failure to repay all outstanding indebtedness under the existing credit facilities owed to the Senior Bank Lenders on or before June 30, 2004 (or November 25, 2003, if $4,000,000 principal amount of the Bridge Note Financing is not repaid to CanFund on or before November 25, 2003), other than the Bridge Facility which must be repaid in full by March 31, 2004; or such earlier date as the Senior Bank Lenders demand repayment as a result of an event of default as provided for in the Loan Extension Agreement having occurred;

2.	the occurrence of any other default under the Loan Extension Agreement or the credit facilities or the security provided thereunder (subject to certain exceptions) where such default is not cured within ten (10) days after notice thereof from the Senior Bank Lenders;

3.	the occurrence of an event of default under the Bridge Note Financing, unless waived by CanFund;

4.	the occurrence of various matters in respect of the insolvency of the Corporation;

5.	the Senior Bank Lenders’ determining, acting reasonably, that a material adverse change has occurred in the financial affairs of the Corporation or any guarantor subsidiary of the Corporation (which shall not include a failure to comply with the financial covenants set out in the Loan Extension Agreement); and

6.	the failure of the Corporation to complete the Rights Offering or Back-up Transaction along with the repayment of $4,000,000 from the proceeds therefrom owing to CanFund under the Bridge Note by November 15, 2003.

     Upon the occurrence of an “event of default” under the Loan Extension Agreement, including a failure to close the Rights Offering (and/or the Back-up Subordinated Debt Financing), the Senior Bank Lenders may immediately terminate their agreement to forbear in respect of additional proceedings set forth in the Loan Extension Agreement, may demand immediate repayment of all amounts owed to them under the Corporation’s existing credit facilities, and may take steps to enforce security held by them and to collect amounts owed to them under these credit facilities.

REFINANCING

Overview

     The terms and conditions of the refinancing plan of the Corporation were initially set forth in (i) the subordinated debt term sheet between the Corporation and CanFund dated July 7, 2003, as amended on July 10, 2003 and July 31, 2003; (ii) the private placement term sheet among the Corporation, Lime Rock and CanFund dated July 1, 2003, as amended on July 10, 2003 and July 31, 2003; (iii) the rights offering term sheet among the Corporation, Lime Rock and CanFund dated July 1, 2003, as amended on July 10, 2003 and July 31, 2003; and (iv) the back-up subordinated debt term sheet dated July 1, 2003, as amended on July 10, 2003. The refinancing plan consists of the following transactions:

1.	On July 31, 2003, the Corporation raised $10,000,000 for liquidity through a Bridge Note Financing (the “Bridge Note Financing”) from CanFund. See “Refinancing — Bridge Note Financing”;

2.	On September 2, 2003, the Corporation raised $25,000,290 by a private placement (the “Private Placement Transaction”) of an aggregate of 7,936,600 Common Shares with Lime Rock and CanFund. See “Refinancing — Private Placement Transaction”; and

3.	The Corporation intends to raise $22,355,993 through the Rights Offering described herein to its shareholders.

     In the event that full proceeds are not raised through the Rights Offering, the Corporation plans to borrow up to $20,000,000 through a Back-Up Transaction (as defined below). See “Refinancing — Back-up Transactions”.

     The Corporation has agreed with its Senior Bank Lenders, on a best efforts basis, to procure alternate credit facilities to replace its existing credit facilities by January 31, 2004. The board of directors believes that the completion of the refinancing package will improve the Corporation’s balance sheet sufficiently to allow the Corporation to arrange this new replacement bank financing. In arranging the new replacement bank financing, the Corporation will consider the appropriate types, amounts and terms of any new credit facilities in light of the Corporation’s circumstances at the time. There is no assurance that the Corporation will be able to arrange replacement bank financing. See “Risk Factors — Financial Difficulties”.

     Lime Rock is a private investment partnership managed by Lime Rock Management LP, which is a private equity firm based in Westport, Connecticut, with over US$420,000,000 under management dedicated to investing in energy companies with high growth potential. CanFund, based in Calgary, Alberta, is a private investment partnership formed to invest in securities of public Canadian companies in the energy sector and is funded by senior Canadian institutional investors as limited partners.

     Shareholders of the Corporation approved the Private Placement Transaction and the waiver by the Corporation’s board of directors of the application of the Corporation’s shareholder rights protection plan to the Private Placement Transaction and the Rights Offering at a special meeting of shareholders held on September 2, 2003.

Bridge Note Financing

     General

     On July 31, 2003, the Corporation and CanFund entered into a loan agreement, which superseded the term sheet, providing for the Bridge Note Financing, which was fully funded on July 31, 2003. This indebtedness is evidenced by a $10,000,000 promissory note in favour of CanFund (the “Bridge Note”). Amounts owing under the Bridge Note bear interest (during the first 90 days) at 12% per annum (calculated daily, without compounding), payable monthly in arrears on the last business day of each month, and thereafter at 24% per annum. Subject to certain earlier repayment obligations outlined below, the principal amount owing under the Bridge Note, and all accrued and unpaid interest thereon, are payable on March 31, 2004. Amounts owing under the Bridge Note are secured by the following: (i) a general security agreement of the Corporation, whereby the Corporation has granted a second priority floating charge in favour of CanFund on all of its present and after-acquired personal and real property; (ii) an unlimited guarantee from certain of its material wholly-owned subsidiaries (each, a “Guarantor”); (iii) a general security agreement of each Guarantor, other than NQL (US) Inc., whereby each such Guarantor has granted a second priority floating charge in favour of CanFund on all of its present and after-acquired personal and real property for the purposes of securing its obligations under its guarantee; (iv) a deed of trust in a form registerable against title to each parcel of land owned by Black Max Downhole Tools, Incorporated; (v) a pledge whereby NQL (US) Inc. has pledged and granted in favour of CanFund a second priority charge against all of the share capital of DPI; and (vi) caveats registered against the material real property of the Corporation and the Guarantors.

     Covenants

     Pursuant to the Bridge Note Financing, the Corporation has agreed, among other things, that:

1.	neither it, DPI, nor the Guarantors, will request or take steps to increase the principal amount of any indebtedness owing by them pursuant to any loan by any third party whose security or right of repayment ranks in priority to or in pari passu with the Bridge Note Financing security granted to CanFund (including amounts owing to the Senior Bank Lenders, including the Bridge Facility);

2.	except as permitted by the Loan Extension Agreement, it will not provide any loans to, nor inject any capital into, any of its subsidiaries, nor guarantee the payment or performance of any obligations of any of its subsidiaries;

3.	it will not declare or set aside for payment, nor permit DPI to declare or set aside for payment, dividends on any of its issued shares or purchase, redeem or retire in any way any shares of its capital or otherwise reduce its issued or paid-up capital without the prior written consent of CanFund; and

4.	neither it, DPI, nor the Guarantors, will assign, sell or otherwise dispose of, or (except as contemplated by the Loan Extension Agreement) encumber, any of their respective collateral, other than in the ordinary course of business except with the prior written consent of CanFund.

     Events of Default

     The terms of the Bridge Note Financing provide for certain events of default including: (i) default under the Bridge Note, the underlying loan agreement and related security; (ii) a default under the Loan Extension Agreement; (iii) the occurrence of various matters in respect of the insolvency of the Corporation; (iv) the failure of the Corporation to comply with its repayment plan; (v) an amalgamation, consolidation or merger, or sale of certain assets; and (vi) the granting of security, except for certain permitted encumbrances and except as contemplated by the Loan Extension Agreement. Additionally, in the event of a change of control, including: (a) a change of a majority of the members of the board of directors as constituted on July 31, 2003 or (b) the acquisition of voting securities or securities convertible into voting securities of the Corporation, which would give the acquiring person (other than CanFund) the power to direct management of the Corporation or policies of the Corporation, an event of default shall occur and all amounts owing under the Bridge Note shall be immediately due and payable, and an additional fee shall be immediately payable by the Corporation to CanFund in an amount equal to 6% of the principal amount of the Bridge Note then outstanding.

     Repayment Obligations

     Following the earlier of (i) November 25, 2003, and (ii) the date on which the Rights Offering (and Back-up Transactions, if applicable) is completed, and subject to the terms of the Bridge Note Financing, the Loan Extension Agreement and the interlender agreement dated July 31, 2003 among the Corporation, CanFund and the Senior Bank Lenders, the Corporation may, at any time prior to March 31, 2004 (being the maturity date for the Bridge Note Financing), repay all or any amounts owing under the Bridge Note, subject to the consent of Lime Rock (not to be unreasonably withheld). See “Use of Proceeds” and “Refinancing — Subsequent Repayments”.

     Four million dollars of the principal amount of the Bridge Note is to be repaid from the proceeds of this Rights Offering. Subject to early repayment as set out above, the Corporation is required to repay the $6,000,000 principal balance of the Bridge Note on March 31, 2004. See “Refinancing — Subsequent Repayments”.

     Other Matters

     A commitment fee of $300,000 was paid by the Corporation on July 31, 2003, to CanFund in connection with the borrowings under the Bridge Note, by way of deduction from amounts advanced by CanFund. In addition, the Corporation has agreed to pay CanFund’s reasonable out-of-pocket expenses relating to the funding under the Bridge Note.

Private Placement Transaction

     Pursuant to subscription agreements dated September 2, 2003, entered into pursuant to the private placement term sheet described above, Lime Rock and CanFund purchased 6,349,300 and 1,587,300 Common Shares, respectively, for an aggregate of 7,936,600 Common Shares at a subscription price of $3.15 per share, for an aggregate subscription amount of $25,000,290. The Private Placement Transaction closed on September 2, 2003. See “Principal Shareholders”.

     In connection with the Private Placement Transaction, the Corporation has agreed with CanFund and Lime Rock that it shall not offer, nor announce the offering of, nor make any agreement to issue any additional Common Shares or securities convertible or exercisable into Common Shares (other than pursuant to the Rights Offering, the Corporation’s stock option plan or pursuant to the terms of outstanding securities or any previously announced financings) until January 2, 2004 without the prior written consent of Lime Rock and CanFund, such consent not to be unreasonably withheld.

Rights Offering

     As at September 5, 2003, the Corporation had 35,494,468 Common Shares issued and outstanding. The Corporation will issue 35,494,468 Rights under the Rights Offering, entitling the holders to acquire an aggregate of 7,098,894 Common Shares at the Subscription Price, representing gross proceeds to the Corporation, assuming that all Rights are exercised, of $22,361,516.10. See “Details of the Rights and Common Shares” and “Stand-by Commitment”.

Back-up Transactions

     The Corporation has arranged for contingency financing from Lime Rock and CanFund in case the Rights Offering is not fully subscribed as described in this rights offering circular. This contingency financing will not be required or used should the Rights Offering be completed as contemplated in this rights offering circular.

     General

     Pursuant to an agreement (the “Back-up Subordinated Debt Term Sheet Agreement”) dated July 1, 2003, as amended on July 10, 2003 and on July 31, 2003, among the Corporation, Lime Rock and CanFund, the Corporation agreed that, subject to certain conditions, in the event that all Rights are not exercised, including pursuant to the Stand-by Commitment, then the Corporation shall either (i) pursue an Alternate Financing (as described below), or (ii) proceed with the Subordinated Debt Financing in order to finance the amount (the “Deficit”) by which the Rights Offering is undersubscribed up to a maximum of $20,000,000 (in either case, a “Back-up Transaction”). Proceeds from the Back-up Transaction in the amount of the Deficit will be used in the same manner as the proceeds from the Rights Offering. See “Use of Proceeds”.

     Alternate Financing

     Within 30 days after the expiry of the Rights Offering, the Corporation may solicit bids from third parties to raise an amount equal to the Deficit on terms satisfactory to the Corporation; provided that Lime Rock and CanFund shall (each as to 50% or, should one party decline, the other as to 100%) have a right-of-first-refusal to match any such solicited bids (whether such solicited bid or by exercise of the right-of-first-refusal, an “Alternate Financing”), which must be exercised within five business days. After the expiry of such five business day period, the Corporation must close the Alternative Financing within 21 days. If no Alternate Financing is conditionally accepted by the Corporation within 30 days after the expiry of the Rights Offering, or once accepted, the Corporation fails by its actions to complete an Alternate Financing within 21 days of the expiry of the right-of-first-refusal notice period, then the Corporation shall be obligated to proceed with the Subordinated Debt Financing.

     Subordinated Debt Financing

     Within 30 days after the expiry of the Rights Offering and failure of the Corporation to complete an Alternative Financing as described above, the Corporation shall be obligated to give notice to each of Lime Rock and CanFund that the Subordinated Debt Financing will occur whereby the Corporation, subject to certain conditions, will issue to Lime Rock and CanFund in equal parts the debentures (the “Subordinated Debentures”) in an aggregate amount equal to the Deficit up to a maximum of $20,000,000. The principal amount owing under the Subordinated Debentures and all accrued and unpaid interest will be payable, in the case of the Subordinated Debenture issued to Lime Rock, on the date that is five years and one week after the issuance thereof and, in the case of the Debentures issued to CanFund, on the date that is one year after the issuance thereof. Such issuance is to occur no more than 21 days after delivery of such notice or such other date as may be determined by mutual consent of the parties. The Subordinated Debentures will be subordinate to the Corporation’s bank operating lines of credit, other bank debt and the Bridge Note. In the event that the Subordinated Debentures are required, the Corporation has agreed that it will not incur additional debt, except in certain circumstances.

Subsequent Repayments

     If, after the closing of the Rights Offering (and/or Back-up Transaction, if applicable) and the allocation of the net proceeds thereof (see “Use of Proceeds”), the Corporation wishes to make additional repayments to CanFund on amounts owing under the Bridge Note, the Corporation shall (i) firstly, be required to obtain the prior written consent of Lime Rock (not to be unreasonably withheld) and (ii) secondly, be required to repay amounts owing under the Bridge Note and amounts owing under the Bridge Facility (or other indebtedness to the Senior Bank Lenders, provided that the Bridge Facility has then been repaid in full) on a pro rata basis with 60% of any such payment going towards the Bridge Note and 40% going towards the Bridge Facility (or other indebtedness to the Senior Bank Lenders, if applicable).

     Subject to early repayment, as set out above, the Corporation shall, on March 31, 2004, (i) repay $4,000,000 to the Senior Bank Lenders, which amount shall be applied firstly to repay the Bridge Facility in full and secondly to repay other indebtedness to the Senior Bank Lenders and (ii) repay to CanFund the $6,000,000 principal balance under the Bridge Note.

CAPITALIZATION

     The following table sets forth material changes in the capitalization of the Corporation (i) as at June 30, 2003, (ii) as at June 30, 2003, after giving effect to the Bridge Note Financing and the Private Placement Transaction (“Pro Forma I”), and (i) as at June 30, 2003 after giving effect to the Bridge Note Financing, the Private Placement Transaction and the Rights Offering (“Pro Forma II”).

		Pro Forma I	Pro Forma II
	As at	as at	as at
Description	June 30, 2003	June 30, 2003(1)	June 30, 2003(2)

	(unaudited)	(unaudited)	(unaudited)
	(thousands of Canadian dollars except numbers of Common Shares)
Operating Facility(3)	$28,751	$26,751	$18,751	(4)
Term Facility	14,000	14,000	14,000	(5)
Bridge Facility	34,600	13,100	3,194	(4)
Bridge Note	—	10,000	6,000	(4)

	$77,351	$63,851	$41,945
Shareholders’ equity	$113,177	$136,677	$158,589
Common Shares	27,549,103	35,485,703	42,582,843

Notes:

(1)	The net proceeds of the Bridge Note Financing of $9,645,739.54, after transaction costs, were used for working capital purposes. The net proceeds of the Private Placement Transaction were approximately $23,500,000, after transaction costs expected to be approximately $1,500,000, of which (i) $2,000,000 was retained by the Corporation for working capital purposes (shown as reducing the Operating Facility which will be redrawn as required) and (ii) at least $20,000,000 was applied against the Bridge Facility (shown as reducing the Bridge Facility by $21,500,000).

(2)	The net proceeds of the Rights Offering will be approximately $21,912,000, after transaction costs expected to be approximately $450,000, of which (i) $4,000,000 will be applied against the Bridge Note, (ii) $8,000,000 will be retained by the Corporation for working capital purposes (shown as reducing the Operating Facility which will be redrawn as required) and (iii) the balance (assumed above to be $9,912,000) to be applied against the Bridge Facility. See “Use of Proceeds” for a description of the terms and the use of proceeds. The above assumes that all Rights are exercised and all Common Shares issuable on exercise of Rights are issued at a Rights Exercise Price of $3.15 per share.

(3)	Includes $1,751,354 overdraft credit facility which includes U.S. $14,885 translated at one U.S. dollar per 1.3558 Canadian dollars, the noon buying rate posted by the Federal Reserve Bank of New York on June 30, 2003.

(4)	The Corporation has other indebtedness which is not presented above but which, as at December 31, 2002, is set out in its audited financial statements as at and for the year ended December 31, 2002 and the notes thereto.

(5)	The Term Facility will be reduced by $1,000,000 on September 30, 2003, in accordance with its repayment terms.

(6)	There are options outstanding to acquire an aggregate of 1,066,663 Common Shares.

(7)	There are warrants outstanding to acquire an aggregate of 189,535 Common Shares. These warrants are currently vested and expire on dates ranging from April 2003 to December 2011.

DIRECTORS AND OFFICERS

     The following table states the names of directors and officers of the Corporation, all other positions and offices with the Corporation now held by them, their principal occupations or employment and the year in which each director first became a director of the Corporation.

Position Held with
Name	the Corporation	Principal Occupation	Director Since

R. Tim Swinton(1)(3)	Chairman	President of Western Provinces Resources Ltd. (a private investment company) since 1997; prior thereto he was Executive Chairman of IPEC Ltd. (a Canadian pipeline and oilfield construction company) from 1999 to 2001; prior thereto he was Chairman and CEO of Kenting Energy Services Ltd. in 1997 and prior thereto he was Chairman, President and CEO of Enserv Corporation	June 2003

Position Held with
Name	the Corporation	Principal Occupation	Director Since

Witold Gutter	Vice President and Secretary of the Corporation	Vice President and Secretary of the Corporation	N/A
Bruce R. Libin, Q.C.(2)(3)	Director	Executive Chairman and Chief Executive Officer of Destiny Resources Corp., President of B.R. Libin Capital Corp. and from May to November 2000, Mr. Libin was the Executive Chairman of Beau Canada Exploration Ltd.	June 2003
Dean Livingstone	President and CEO of the Corporation; President and Director of the Corporation’s subsidiaries	President and CEO of the Corporation	1993
Derek Martin(2)	Director	President, Addington Equities Inc. (an investment company)	2000
Kevin L. Nugent	Chief Financial Officer of the Corporation	Chief Financial Officer of the Corporation	N/A
Glen D. Roane(2)(3)	Director	Corporate Director and independent businessman	June 2003
Thomas R. Bates, Jr.	Director	Managing Director of Lime Rock Management L.P. since 2001; prior thereto he was Senior Vice President and subsequently President of the Discovery Group of Baker Hughes, Inc. from 1998 to 2000; prior thereto he was CEO and President of Weatherford Enterra, Inc. from 1997 to 1998 and prior thereto he was President of the Anadrill Division of Schlumberger Ltd. from 1992 to 1997	September 2003
John Clarkson	Director	Managing Director of ClearwaterCapital Corporation, which has served as Lime Rock Management L.P.’s principal consultant in Canada, since 1997 and prior thereto he was Manager of Oil Development for Renaissance Energy Ltd. from 1993 to 1997	September 2003

Notes:

(1)	Chairman of the Corporation.

(2)	Member of the Audit and Corporate Governance Committee. Bruce Libin is the chair of the Audit and Corporate Governance Committee.

(3)	Member of the Compensation Committee. Glen Roane is the chair of the Compensation Committee.

(4)	There is no executive committee of the board of directors of the Corporation.

     In connection with the completion of the Private Placement Transaction, Thomas R. Bates, Jr. and John Clarkson, two nominees of Lime Rock, were added to the board of directors of the Corporation. The Corporation has agreed that (i) for so long as Lime Rock holds voting shares of the Corporation, or rights to acquire voting shares of the Corporation, that aggregate, assuming the exercise of only Lime Rock’s rights to acquire voting shares of the Corporation, more than 12.5% of the voting shares of the Corporation, Lime Rock will have the right to have two nominees named in the slate of directors proposed by management of the Corporation to shareholders for election as directors at each meeting of shareholders of the Corporation at which directors are to be elected, and (ii) for so long as Lime Rock holds voting shares of the Corporation, or rights to acquire voting shares of the Corporation, that aggregate, assuming the exercise of only Lime Rock’s rights to acquire voting shares of the Corporation, more than 7.5%, and less than or equal to 12.5%, of the voting shares of the Corporation, Lime Rock will have the right to have one nominee named in the slate of directors proposed by management of the Corporation to shareholders for election as directors at each meeting of shareholders of the Corporation at which directors are to be elected. The Corporation has agreed that such slates of directors proposed by management of the Corporation will be comprised of not more than seven nominees, including nominees of Lime Rock, for so long as Lime Rock has the right to appoint any nominees in the slate of directors proposed by management of the Corporation.

RISK FACTORS

     The purchase of securities hereunder involves a number of risks. In addition to the risks set forth elsewhere in this rights offering circular, prospective investors should consider the following risks factors associated with a purchase of such securities:

Financial Difficulties

     The Corporation has experienced serious financial difficulties due to a lack of liquidity and working capital which resulted in difficulties in paying trade creditors and making certain other corporate payments on an on-going basis. In addition, the Corporation has been unable to pay amounts owing to its senior bank lenders under its credit facilities.

     In order to address its financial difficulties, the Corporation is implementing a corporate refinancing described under the heading, “Refinancing”. While the Corporation believes that the proceeds from the refinancing will restore its financial stability and allow it to meet its current working capital requirements, there is no assurance that such proceeds will be sufficient to meet all of the Corporation’s future working capital requirements. Further, the Corporation may not be able to secure new credit facilities to replace its existing facilities prior to June 30, 2004. See “Financial Overview — Loan Extension Agreement”.

Competition

     As several other companies have similar technology, the Corporation will be required to maintain a focused and efficient/effective domestic and international sales/marketing program to maintain current market penetration and exploit selected evolving market opportunities.

     Competitive risks, such as decisions by existing competitors to attempt to increase market share by reducing prices and decisions by customers to adopt competing technologies may adversely impact the Corporation. The drilling industry is driven primarily by cost minimization. The Corporation’s strategy is aimed at reducing drilling costs through the application of new technology. Competitors, many of whom have a more diverse product line and access to greater amounts of capital, have the ability to compete against the cost savings generated by the Corporation’s technology by reducing prices and by introducing competing technologies. The Corporation has limited resources to sustain a prolonged price war and maintain the investment required to continue the commercialization and development of its new technologies.

     In the long-term, some of the larger, directional drilling service companies are moving toward the in-house manufacture of products similar to that of the Corporation’s motor assemblies. This could have a negative effect on the Corporation’s current sales to those clients if reliable motors are developed. There are, however, substantial barriers to market entry and the larger, directional drilling service companies tend to limit their motor fleet to a few motor sizes thereby ensuring a need for third party suppliers such as the Corporation with the ability to supply a large number of motor sizes. Additionally, a significant percentage of the Corporation’s revenues are derived from small, independent directional drilling companies.

International Business Development

     The Corporation’s long-term international business development will require a substantial investment in sales programs, inventory and service facilities in any new overseas markets. In the past, the Corporation has been able to minimize investment in international projects and the attendant risks by entering into alliances with other drilling industry participants. There is no assurance that the Corporation will be able to do so in the future.

Foreign Operating Risks

     Foreign operations may be adversely affected by local political and economic developments, exchange controls, currency fluctuations, royalty and tax increases, retroactive tax claims, renegotiations of contracts with governmental entities, expropriation, import and export regulations and other foreign laws or policies governing operations of foreign based companies, as well as by laws and policies of Canada and the United States affecting foreign trade, taxation and investment. In addition, as the Corporation’s foreign operations are governed by foreign laws, in the event of a dispute the Corporation may be subject to the exclusive jurisdiction of foreign courts and the application of foreign laws or may not be successful in subjecting foreign persons to the jurisdiction of Canadian courts. The Corporation may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality by the doctrine of sovereign immunity. The Corporation’s business is subject to political risks inherent in all foreign operations.

     Countries in which the Corporation conducts business have the ability to respond to political and fiscal issues by restricting the repatriation or confiscating the business assets of the Corporation in a manner that could adversely affect the value of those assets and result in a loss to the Corporation.

Foreign Exchange Risks

     The Corporation accounts for and reports its activities in Canadian dollars, although a material amount of its business is conducted in other currencies whose rates of exchange to the Canadian dollar fluctuate. These fluctuations, which are outside of the control of management, create gains and losses for the Corporation that are included in the determination of its earnings.

Industry Factors

     Market fluctuations in the price of oil and gas impacts upon the level of drilling activity in the oil and gas industry. A decline in the market price of oil and gas generally results in reduced drilling activity that can in turn have an adverse effect on the profitability of the Corporation.

     The demand for the Corporation’s products and services are largely dependent upon the level of expenditures by oil and gas companies on exploration and development activities. Exploration and development activities are affected by a number of factors, which include fluctuations in commodity prices, changes in equity markets, taxation and government regulations, and general economic conditions. As the Corporation continues to expand its operations internationally, it must be aware of any inherent business risks associated with doing so. The potential impact of any of the above factors on the operations of the Corporation is difficult to determine with any degree of certainty.

Sources, Pricing and Availability of Raw Materials and Component Parts

     The Corporation sources its raw materials from a variety of suppliers. Should the Corporation’s current suppliers be unable to provide the necessary raw materials, or otherwise fail to deliver products in the quantities required, any resulting delays in the provision of products and services to the Corporation’s customers could have a material adverse effect on the Corporation’s results of operations and its financial condition.

Dependence on Key Personnel

     The success of the Corporation will depend, to a significant extent, upon the efforts and abilities of the senior management team. The loss of any management or the inability to attract and retain additional skilled people, could have a material adverse effect on the business, operating results and financial condition of the Corporation.

Environmental Considerations

     The Corporation and others in the oil and gas services industry are subject to various international, federal, provincial, state and local environmental laws and regulations enacted in most jurisdictions in which the Corporation operates. A breach of such laws and regulations may result in possible suspension or revocation of necessary licenses, permits or authorizations, civil liability and the imposition of fines and penalties. The Corporation believes that it is currently in compliance with such laws and regulations.

Management of Future Growth

     In the event the Corporation experiences substantial growth, such growth will challenge its management and operating resources, which may require the Corporation to hire additional technical, management and administrative personnel, and upgrade its management information systems. There can be no assurance that the Corporation will be able to attract and retain the necessary personnel to avoid constraints that may adversely affect its ability to accomplish its business objectives. If the Corporation is unable to manage growth effectively, its business and results of operations could be materially and adversely affected.

Potential Conflicts of Interest of Certain Directors and Officers

     There are potential conflicts of interest to which the directors and officers of the Corporation will be subject in connection with the operations of the Corporation. In particular, certain of the directors of the Corporation are nominees of an entity which may, from time to time, provide financing to, or make equity investments in, competitors of the Corporation. Conflicts, if any, will be subject to the procedures and remedies available under the Business Corporations Act (Alberta) (the “ABCA”). The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the ABCA.

Directors and Officers

     Persons considering the purchase of securities pursuant to this Rights Offering must appreciate that they will be required to rely on the judgment and good faith of the Corporation’s directors, officers and managers in resolving conflicts of interest as such may arise.

     In addition to factors in the external environment, the Corporation is exposed to the risk that management will develop and implement strategies and plans that are ineffective in light of industry conditions and trends or implement and manage business processes that do not effectively utilize and control the resources of the Corporation, both of which would result in losses for the Corporation’s shareholders.

INCOME TAX CONSEQUENCES

     The income tax consequences of acquiring, holding and/or disposing, as applicable, of Rights and the Common Shares acquired upon exercise of Rights may vary according to the status of the holder, the jurisdiction in which he or she resides or carries on business and his or her own particular circumstances. Each holder should seek independent advice regarding the tax consequences of acquiring, holding and/or disposing, as applicable, of Rights and the Common Shares acquired upon the exercise of Rights, based on his or her own particular circumstances.

STATEMENT AS TO RESALE RESTRICTIONS

     Securities legislation restricts the ability of a holder to trade the Rights and the Common Shares issuable upon the exercise of such Rights (the Rights and the Common Shares collectively, the “Securities”), without certain conditions having been fulfilled or applicable prospectus requirements having being complied with. The following is a general summary of the restrictions governing the first trades in the Securities. Additional restrictions apply to “insiders” of the Corporation and holders of the Securities who are “control persons” or the equivalent or who are deemed to be part of what is commonly referred to as a “control block” in respect of the Corporation for purposes of securities legislation. Each holder is urged to consult his or her professional advisors to determine the exact conditions and restrictions applicable to trades of the Securities.

     Rights issued to residents of the United States may be transferred by such persons only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act. The Rights have not been and will not be registered under any state securities laws, and may not be offered, sold or delivered within the United States or to, or for the account or benefit of, a person in the United States unless an exemption from such registration requirement is available. In addition, certain restrictions apply to the ability of U.S. shareholders resident in Qualified States to transfer their Rights. The Common Shares issuable upon exercise of the Rights will be registered on Form F-7 under the United States Securities Act of 1933, as amended, and such Common Shares will not be subject to transfer restrictions under such act, except for restrictions applicable to “affiliates” of the Corporation, as such term is defined in the U.S. Securities Act. See “U.S. Shareholders Resident in Qualified States.”

     Generally, in Canada, the Securities will be exempt from the prospectus requirements of securities legislation in the Canadian Qualifying Jurisdictions if:

(a)	the Corporation is and has been a “reporting issuer” in any one of the provinces of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Québec or Nova Scotia for the four months immediately preceding the trade and is a “qualifying issuer”, as defined in National Instrument 45-102, or if the Corporation is not a “qualifying issuer”, then the Corporation is and has been a “reporting issuer” in any one of the aforementioned jurisdictions for the twelve months immediately preceding the trade;

(b)	the trade is not a “control distribution” as defined in the applicable securities legislation;

(c)	no unusual effort is made to prepare the market or to create a demand for the Securities;

(d)	no extraordinary commission or other consideration is paid in respect of such trade; and

(e)	if the seller is an insider or officer of the Corporation, the seller has no reasonable grounds to believe that the Corporation is in default of applicable securities legislation.

     If such conditions have not been met, then the Securities may not be resold except pursuant to a prospectus or prospectus exemption, which may only be available in limited circumstances.

     The Corporation has been a reporting issuer for more than twelve months in each of the provinces of Ontario, Alberta, British Columbia, Manitoba, Québec and Nova Scotia.

     The foregoing is a summary only and is not intended to be exhaustive. Holders of Rights should consult with their advisors concerning restrictions on resale, and should not resell their Securities until they have determined that any such resale is in compliance with the requirements of applicable legislation.

ADDITIONAL INFORMATION

     Copies of certain disclosure documents relating to the Corporation, including its annual and quarterly financial statements filed pursuant to applicable Canadian securities legislation, may be obtained from the SEDAR website www.sedar.com.

INQUIRIES

     Inquiries relating to this Rights Offering should be directed to:

NQL Drilling Tools Inc.
1504 – 4th Street
Nisku, Alberta T9E 7M9
Phone: (780) 955-8828
Fax: (780) 955-3309

CIBC Mellon Trust Company	CIBC Mellon Trust Company
600, 333 – 7th Avenue S.W.	199 Bay Street
Calgary, Alberta T2P 2Z1	Commerce Court West, Securities Level
Toronto, ON M5L 1G9

Phone: (403) 232-2400	Phone: (416) 643-5500

E-Mail: inquiries@cibcmellon.com
Toll free: 1-800-387-0825

Peters & Co. Limited
3900 Bankers Hall West
888 – 3rd Avenue S.W.
Calgary, Alberta
T2P 5C5

Attention: Chris Potter
Phone: (403) 261-4850
Fax: (403) 261-7570

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

EXHIBITS

Exhibit Number	Description of Document

2.1	Material Change Report of the Corporation dated July 10, 2003

4.1	Powers of Attorney (contained on page III-2 of this Registration Statement)

II-1

PART III

CONSENT TO SERVICE OF PROCESS

     No consents to service of process are required by Part III of this registration statement in connection with this filing.

III-1

SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-7 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Nisku, Province of Alberta, Country of Canada, on September 18, 2003.

NQL DRILLING TOOLS INC.

/s/ Dean Livingstone Dean Livingstone President and Chief Executive Officer

POWERS OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dean Livingstone and Witold Gutter, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement on Form F-7, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents and his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Dean Livingstone Dean Livingstone	President and Chief Executive Officer (Principal Executive Officer)	September 18, 2003

/s/ Kevin L. Nugent Kevin L. Nugent	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	September 18, 2003

R. Tim Swinton	Chairman	September , 2003

/s/ Bruce R. Libin Bruce R. Libin	Director	September 16, 2003

III-2

/s/ Derek Martin Derek Martin	Director	September 16, 2003

/s/ Glen D. Roane Glen D. Roane	Director	September 16, 2003

Thomas R. Bates, Jr.	Director	September , 2003

/s/ John Clarkson John Clarkson	Director	September 16, 2003

III-3

     Pursuant to the requirements of Section 6(a) of the Securities Act, the Authorized Representative has duly caused this registration statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of NQL Drilling Tools Inc. in the United States, in Houston, Texas, on September 17, 2003.

NQL (U.S.), INC.

/s/ Roger Rivet Name: Roger Rivet Title: Vice President – Finance

III-4

Exhibit Index

Exhibit Number	Description of Document

2.1	Material Change Report of the Corporation dated July 10, 2003

4.1	Powers of Attorney (contained on page III-2 of this Registration Statement)